UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AVENTIS
(Name of subject company)

AVENTIS
(Name of person filing statement)

Ordinary Shares
nominal value 3.82 Euros per Ordinary Share
(Title of class of securities)

053561106
(CUSIP Number of class of securities)

Patrick Langlois
Chief Financial Officer
67917 Strasbourg CEDEX 9
FRANCE
(011) (33) 3 88 99 11 00
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

Copies to:

Richard A. Pollack Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	George J. Sampas Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom (011) (4420) 7959-8900

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        The following press release was issued by Aventis (the "Company" or "Aventis") on March 5, 2004.

        Aventis shareholders are urged to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov.

Press Release

Your Contacts:
Tony Roddam	Corinne Hoff
Aventis Global Media Relations	Aventis Global Media Relations
Tel.: +33 3 88 99 11 38	Tel.: +33 3 88 99 19 16
Tony.Roddam@Aventis.com	Corinne.Hoff@Aventis.com

Aventis details rejection of Sanofi-Synthélabo offer

Strasbourg, France, March 5, 2004—Aventis announced today that it has obtained from the Autorité des marchés financiers (AMF), France's market regulator, visa number 04-0135 on its Note d'information en réponse (official response) to the hostile share and cash offer from Sanofi-Synthélabo (Sanofi). This document explains in detail Aventis' rationale for rejecting the offer.

"We firmly believe that this offer is not in the best interests of Aventis shareholders or employees. It undervalues the company, it carries significant risk, and it will cause job losses for limited strategic benefit," said Igor Landau, Chairman of the Management Board.

"The tender period will not close until the end of May at the earliest and Aventis shareholders should hold on to their shares as there is greater value ahead. Earnings forecasts for Aventis have been upgraded following our results announcement, and we are progressing well on a number of other fronts in our commitment to maximize value," Landau said.

Aventis is rejecting the offer for the following reasons:

1.
Offer is opportunistically timed
2.
Offer clearly undervalues Aventis
3.
Offer is mainly in Sanofi shares, which carry major downside risk
4.
The proposed combination presents limited strategic benefit for Aventis
5.
The risk of major job cuts for employees, particularly in France and Germany

Aventis · 67917 Strasbourg · Cedexg · France · www.aventis.com
Address for visitors: 16, Avenue de l'Europe · Espace Européen de l'Entreprise · F-67300 Schiltigheim

In detail Aventis rejects the offer because:

1.
The offer was opportunistically timed to disadvantage Aventis shareholders. It was filed:

•
Prior to Aventis announcing its targets for 2004-2007, with, in particular, an expected acceleration of growth linked to the planned launch of new products as well as the further expansion of sales of existing products.

•
Before the outcome of the legal challenge to Plavix becomes clear.

2.
The offer clearly undervalues Aventis
•
The offer fails to recognise Aventis' growth potential and is at a discount of 23.4% to the average multiple for the sector.

•
The offer does not take into account that Sanofi is seeking to acquire control and should have to pay a premium to do so. The price offered is 31.5 percentage points below the average premium offered in comparable pharmaceutical transactions and 30 percentage points below the average premium offered in other hostile takeover bids in France.

•
The offer does not reflect the fact that Aventis will contribute the majority of the earnings of the combined company. The exchange ratio is on average 25% lower than the ratio implied by Aventis' earnings contribution.

•
In addition, due to double voting rights within Sanofi's shareholder structure, Aventis shareholders would only have 39% of the voting rights of the combined company.

3.
Offer is mainly in Sanofi shares, which carry major downside risk

Aventis shareholders are being asked to exchange their shares for a combination of Sanofi paper (81%) and cash (19%). This paper has significant downside risk.

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Patents on Plavix, which accounted for 30.5% of Sanofi's developed sales in 2003, are subject to imminent legal challenges in the United States and in Canada. If these challenges are successful, some analysts estimated at the time of the offer that Sanofi's share price could fall by more than € 20 in value.

•
Ambien (which represented 12% of Sanofi's developed sales in 2003) will lose its patent in 2006 and face competition from generic drugs. Eloxatine, Sanofi's fastest growing product (already 8% of its sales), will lose its patent in Europe in 2006, and its exclusivity of data in the United States in 2007, increasing the risk of competition from generic drugs.

•
In addition to these product risks, Sanofi shares should come under pressure given the expectation that one or both of its major shareholders, who together hold 44% of Sanofi, will sell their shares after the expiration of their shareholder agreement in December 2004.

The sales and earnings growth potential of the combined entity is also subject to uncertainty:

•
It would be impacted by the disposals required by antitrust authorities.

•
A change of control may have adverse consequences on certain of Aventis' important alliances. Two of these contracts relate to potential future blockbusters of Aventis (Exubera and Actonel).

•
The amount and timing of Sanofi's stated cost synergies of € 1 billion annually by 2006 are highly uncertain. Sanofi has provided few details, and the realization of any synergies will be impacted by the magnitude of restructuring expected in France and Germany, where this usually takes much longer.

•
Sales synergies would be limited.

•
The significant differences between Aventis and Sanofi in size and organizational culture could lead to major integration difficulties.

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4.
The proposed combination presents limited benefits for Aventis in terms of critical mass, geographic presence, R&D or product portfolio

•
The combination will not materially alter Aventis' critical mass. Aventis has a 3.8% global market share against a mere 1.7% for Sanofi.

•
The combination will dilute the proportion of sales in the U.S., and increase the reliance on European markets. Aventis currently generates 38% of its sales from the U.S., the world's largest market, according to IMS data. The combined entity would generate only 30%.

•
The combination will not reinforce Aventis' competitive positioning in key therapeutic areas such as vaccines, oncology, diabetes and respiratory.

5.
The combination would cause major job cuts for Aventis employees, particularly in France and Germany

•
In order to realise the level of synergies Sanofi has proposed, there would have to be major job cuts in France and Germany. Sanofi has made clear that it wishes to benefit from Aventis' global infrastructure. If so, any cost synergies will have to be realised chiefly in France and Germany, home to 40% of the combined workforce of some 102,000 employees.

Given the serious issues described here, the Supervisory Board of Aventis and its Management Board have unanimously rejected the hostile offer from Sanofi. Aventis recommends its shareholders not to tender their shares as it explores more value-creating alternatives.

Copies of the full "Note d'information en réponse" are available on www.aventis.com

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About Aventis

        Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection.

Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report—"Document de Référence"- on file with the "Autorité des marchés financiers" in France.

Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release. Aventis shareholders are urged to read Aventis' Note d'information en réponse registered by the AMF and/or Aventis' Solicitation/Recommendation Statement on Schedule 14D-9, when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), which contain important information. The Note d'information en réponse and Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the AMF and the SEC are available without charge from the AMF's website (www.amf-france.org) and the SEC's website (www.sec.gov) and the Company's website.

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